# JOHN MICHAEL COOMBS, ESQ.
## MABEY & COOMBS, L.C.
*Attorneys at Law*
*Highland Park Plaza*
*3098 South Highland Drive, Suite 323*
*Salt Lake City, Utah 84106-6001*
*Phone (801) 467-2021*
*Fax (801) 467-3256*

## FACSIMILE

**TO:**       S. Thomas Kluck, II, Division of Corporate Finance

**FIRM:**     SECURITIES AND EXCHANGE COMMISSION

**FAX NO:**   202-942-9516

**FROM:**     J. Michael Coombs, Esq.

**DATE:**     12/7/04                          **TIME:**   12:30 p.m.

**NO. OF PAGES:** (Including this cover sheet) 2

**RE:**       Edgarizing and filing our Nov. 29 response to Commission letter of
              Nov. 12 re: Tintic-Nevada

## COMMENTS OR INSTRUCTIONS:

MR. KLUCK—I received your voice mail message this morning and we have just filed our Nov. 29 letter on Edgar. See attached.

In the meantime, once Mr. Yeomans completes his analysis for us, George Christopulos and I will probably call you to get some input into what you are really looking for in a mining exploration business plan before we finalize and submit it to the Commission. Thank you.

## J. Michael Coombs

**From:**      <Edgar.Postmaster@sec.gov>
**To:**        <jmcoombs@sisna.com>; <shelleygoff@charter.net>
**Sent:**      Tuesday, December 07, 2004 11:55 AM
**Subject:**   ACCEPTED FORM TYPE CORRESP (0001010412-04-000448)


THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE
COMMISSION.


COMPANY:     Tintic Gold Mining CO
FORM TYPE:   CORRESP          NUMBER OF DOCUMENTS: 1
RECEIVED DATE: 07-Dec-2004 13:54   ACCEPTED DATE:     07-Dec-2004 13:55
TEST FILING:  NO               CONFIRMING COPY:   NO

ACCESSION NUMBER: 0001010412-04-000448

FILE NUMBER(S):
   1. None.

THE PASSWORD FOR LOGIN CIK 0001010412 WILL EXPIRE 26-Apr-2005 14:12.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

   1. CIK:     0001301839
      COMPANY:   Tintic Gold Mining CO
      FORM TYPE: CORRESP
      FILE NUMBER(S):
         1. None.

------------------------------- NOTICE -------------------------------

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12/7/2004